Exhibit 99.1
SAP INTERIM REPORT
JANUARY — SEPTEMBER 2006

THE BEST — RUN BUSINESS RUN SAP

INTERIM REVIEW OF OPERATIONS
FORWARD-LOOKING STATEMENTS
     Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “wants”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent annual report on Form 20-F for 2005 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
NON-GAAP MEASURES
     The quarterly report discloses certain financial measures, such as pro-forma operating income, pro-forma operating margin, pro-forma expenses, pro-forma net income, pro-forma earnings per share (EPS), and currency-adjusted year-on-year changes in revenue and operating income, which are not prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are therefore considered non-GAAP measures. The non-GAAP measures that SAP reports may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that SAP reports should be considered as additional to, and not as a substitute for or superior to, operating income, operating margin, cash flows, or other measure of financial performance prepared in accordance with U.S. GAAP. The non-GAAP measures included in this report are reconciled to the nearest U.S. GAAP measure.
PRO-FORMA OPERATING INCOME; PRO-FORMA OPERATING MARGIN; PRO-FORMA EXPENSES; PRO-FORMA NET INCOME; PRO-FORMA EARNINGS PER SHARE (PRO-FORMA EPS) SAP believes that pro-forma operating income, pro-forma operating margin, pro-forma net income, and pro-forma EPS, all based on pro-forma expenses, provide supplemental meaningful information that can help investors assess the financial performance of the Company using the same measures that SAP uses in its internal management reporting.
     The following expenses are eliminated from pro-forma expenses, pro-forma operating income, pro-forma operating margin, pro-forma net income, pro-forma EPS, and other pro-forma measures:
•	Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP, as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. SAP excludes stock-based compensation expenses because it has no direct influence over the actual expense of these awards once it has entered into stock-based compensation commitments.
•	Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property. Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component relating to current year acquisitions for which the Company has not yet finalized its purchase price allocation and therefore, cannot accurately assess the impact of the acquisition-related charges.
•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments. These charges are excluded because they are outside the control of the Company’s management.

     Pro-forma expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:
RECONCILIATION 3RD QUARTER
in € millions | unaudited

		Reconciliation
		Stock-based	Acquisition-
2006	U.S. GAAP	compensation	related charges	Pro-forma

Cost of product	267	1	7	259
Cost of service	498	2	0	496
Research and development	330	3	1	326
Sales and marketing	452	3	1	448
General and administration	112	5	0	107
Other income/expense, net	3	0	0	3
Total operating expenses	1,662	14	9	1,639
Operating income	583	14	9	606

2005

Cost of product	241	– 1	7	235
Cost of service	464	1	0	463
Research and development	254	– 3	1	256
Sales and marketing	430	– 1	0	431
General and administration	107	– 2	1	108
Other income/expense, net	1	0	0	1
Total operating expenses	1,497	– 6	9	1,494
Operating income	517	– 6	9	520
RECONCILIATION NINE MONTHS ENDED SEPTEMBER 30
 in € millions | unaudited

		Reconciliation
		Stock-based	Acquisition-
2006	U.S. GAAP	compensation	related charges	Pro-forma

Cost of product	802	6	20	776
Cost of service	1,516	7	1	1,508
Research and development	955	22	11	922
Sales and marketing	1,360	12	2	1,346
General and administration	331	17	0	314
Other income/expense, net	– 6	0	0	– 6
Total operating expenses	4,958	64	34	4,860
Operating income	1,523	64	34	1,621

2005

Cost of product	698	2	18	678
Cost of service	1,386	7	1	1,378
Research and development	782	5	3	774
Sales and marketing	1,239	5	0	1,234
General and administration	308	4	1	303
Other income/expense, net	– 5	0	0	– 5
Total operating expenses	4,408	23	23	4,362
Operating income	1,351	23	23	1,397

     Pro-forma net income and pro-forma EPS reconcile to the nearest U.S. GAAP measure as follows:
RECONCILIATION 3RD QUARTER

		Reconciliation
			Acquisitions-	Impairment
		Stock-based	related	related
		compensation,	charges,	charges,
2006	U.S. GAAP	net of tax	net of tax	net of tax	Pro-forma

Net income in € millions	388	10	6	1	405
Earnings per share in €	1.27	0.03	0.02	0.00	1.32

2005

Net income in € millions	334	– 4	6	1	337
Earnings per share in €	1.08	– 0.01	0.02	0.00	1.09
RECONCILIATION NINE MONTHS ENDED SEPTEMBER 30

		Reconciliation
			Acquisitions-	Impairment
		Stock-based	related	related
		compensation,	charges,	charges,
2006	U.S. GAAP	net of tax	net of tax	net of tax	Pro-forma

Net income in € millions	1,084	46	21	1	1,152
Earnings per share in €	3.53	0.15	0.07	0.00	3.75

2005

Net income in € millions	877	16	14	3	910
Earnings per share in €	2.83	0.05	0.05	0.01	2.94
     The pro-forma measures disclosed are the same measures that SAP uses in its internal management reporting. Pro-forma operating income is one of the criteria, alongside the software revenue increase, for performance-related elements of management compensation.
     In addition, SAP gives full year and long-term guidance based on non-GAAP financial measures. The guidance is provided on pro-forma operating performance excluding stock-based compensation expenses and acquisition-related charges to focus on components that reflect the operational performance that management can directly influence and reasonably forecast for the periods covered by the guidance.
FREE CASH FLOW Management believes that free cash flow is a widely accepted supplemental measure of liquidity among companies. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. SAP calculates free cash flow as operating cash flow minus capital expenditures. Free cash flow should be considered in addition to, and not as a substitute, or superior to, cash flow, or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
     Free cash flow reconciles to the nearest U.S. GAAP measure as follows:
RECONCILIATION NINE MONTHS ENDED SEPTEMBER 30
in € millions | unaudited

	2006	2005

Net cash provided by operating activities	1,267	1,084
Capital expenditure	– 233	– 183
Free cash flow	1,034	901
CONSTANT CURRENCY PERIOD OVER PERIOD CHANGES SAP believes it is important for investors to have information that provides insight into its sales growth. Revenue amounts determined under U.S. GAAP provide information that is useful in this regard. Period-over-period changes in such revenue amounts are impacted by both growth in sales volume as well as currency effects. Under its business model SAP does not sell standardized units of products and services. Therefore SAP cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. In order to provide additional information that is useful to investors in evaluating sales volume growth SAP presents information about its revenue and income growth adjusted for foreign currency effects. SAP calculates constant-currency period over period changes in revenue and income by translating foreign currencies using the average exchange rates from 2005 instead of 2006. Constant-currency period over period changes should be considered in addition to, and not as a substitute, or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.
     Constant currency period over period changes reconsile to the respective unadjusted period over period changes as follows:
RECONCILIATION 3RD QUARTER
in %

		Currency-
	Percentage	adjusted
	change from	percentage
	2005 to 2006	change from	Currency
	as reported	2005 to 2006	impact

Software revenue
Germany	3	3	0
Rest of EMEA*)	22	24	– 2
EMEA	14	15	– 1
United States	15	20	– 5
Rest of Americas	33	35	– 2
Americas	19	23	– 4
Japan	51	65	– 14
Rest of Asia-Pacific	8	11	– 3
Asia-Pacific	22	28	– 6

Total software revenue	17	20	– 3

Total revenue
Software revenue	17	20	– 3
Maintenance revenue	10	13	– 3
Product revenue	13	16	– 3
Consulting revenue	8	11	– 3

Training revenue	8	10	– 2
Service revenue	8	11	– 3
Other revenue	– 11	– 10	– 1
Total revenue	11	14	– 3

Operating income	13	15	– 2

*)	Europe/Middle East/Africa
RECONCILIATION NINE MONTHS ENDED SEPTEMBER 30
in %

		Currency-
	Percentage	adjusted
	change from	percentage
	2005 to 2006	change from	Currency
	as reported	2005 to 2006	impact

Software revenue
Germany	6	6	0
Rest of EMEA*)	9	9	0
EMEA	8	8	0
United States	18	18	0
Rest of Americas	65	53	12
Americas	26	24	2
Japan	11	19	– 8
Rest of Asia-Pacific	11	11	0
Asia-Pacific	11	13	– 2

Total software revenue	15	15	0

Total revenue
Software revenue	15	15	0
Maintenance revenue	12	11	1
Product revenue	13	13	0
Consulting revenue	11	10	1

Training revenue	13	11	2
Service revenue	11	11	0
Other revenue	– 3	– 4	1
Total revenue	13	12	1

Operating income	13	13	0
LISTINGS SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies.
     Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

BUSINESS IN THE 3RD QUARTER 2006
GLOBAL ECONOMY According to the International Monetary Fund’s (IMF) latest World Economic Outlook, released in September 2006, the world economy continued to expand during 2006. Production significantly increased in the first half of the year. All the signs were that the global economy would continue to grow in the third quarter. In this context, the IMF expects world output, which is the sum of the gross domestic product (GDP) of all nations, to be 5.1% greater in 2006 than it was in 2005. That represents a 0.3 percentage point upward adjustment of the IMF projection since April.
     The IMF reports that growth was particularly strong in the United States early in the year, although the cooling realty market slowed the economy in the second quarter of 2006. It is not yet clear how far that trend continued to impact U.S. growth in the July to September period — it depends how robustly businesses stood up in the face of high commodity costs, the IMF said. The IMF is therefore still projecting 3.4% GDP growth for the United States in 2006 (2005: 3.2%).
     The expansion gathered momentum in the euro area, according to the IMF. Since the spring, the IMF has revised its projection for economic growth in the euro area to the higher figure of 2.4%, a significant improvement on the 1.3% reported for 2005. Germany, the key continental economy, is driving the expansion. German economic growth is gaining momentum, and the IMF believes 2006 will see a 2.0% rise in German GDP. German growth in 2005 was a modest 0.9%.
     The emerging markets remain highly dynamic. The IMF expects the Chinese and Indian economies to grow 10% and 8.3% respectively in 2006. The Japanese economy continues to expand, the IMF says. It expects GDP to grow 2.7% in 2006 (2005: 2.6%). The central and eastern Europe region continues to perform well. The IMF foresees 5.3% GDP growth for the area in 2006 (2005: 5.4%). The Russian economy is expected to continue moving ahead as well, with 2006 GDP growth projected at 6.5%.
     The IMF’s projections for 2007 are also encouraging. They indicate global economic growth of 4.9%, only slightly below the expected figure for 2006. Slightly dampened growth is expected in the United States (2.9%), the euro area (2.0%), and Japan (2.1%); stable growth is expected in the emerging markets (7.2%).
     The risks that could compromise this encouraging picture of global economic growth are a buildup of inflationary pressures, bottlenecks on the financial markets, and another oil price spike. The inflationary pressures caused by worldwide economic growth, high oil prices, and rising commodity prices have been a major factor in the IMF’s analyses to date in 2006. However, widespread growth in production capacity has held down actual inflation rates. Nonetheless, the central banks in the major advanced economies, such as the United States, the euro area, and Japan, have increased their base rates as a preemptive step against inflation risks.
IT MARKET The market for information technology (IT) has continued to grow in 2006, according to U.S. IT market intelligence firm IDC, although it says there was some hesitancy in demand in the second quarter. In a stable economic context, IT spending will grow a projected 7% in 2006, according to IDC.
     Demand for software and services was growing. Notably, sales of system infrastructure software were especially encouraging. Sales of applications software were also growing, though not so rapidly, IDC reported. It anticipates applications sales will grow 7.3% and total packaged software sales will grow 7.8% in 2006. Another special research firm in the IT field, Gartner, provides a similar estimate of growth in the software segment, but projects an 8.5% increase in applications sales for 2006.
     In North America, IDC reports that in 2006 the liveliest segment has been infrastructure software, with predicted revenue growth at 10.2%. The sustained upward trend in that segment is being driven by the desire for improved IT security, optimized infrastructure, more powerful management tools, and system integration technologies. IDC says another field in which sales are burgeoning is applications software, for which it predicts a sales increase of 7.1% in 2006. The growth is being driven, it reports, by greater demand for strategic solutions for companies, especially in the field of business intelligence.
     Since the previous quarter, IDC has revised its revenue projections for the West European IT market downward from 6.9% growth to 5.9% growth. However, it believes that some of the apparently lost sales have in fact simply slipped to next year. In Western Europe, it expects demand for packaged software to grow relatively steeply, by 6.9%. It reports strong demand in all subsegments, with business intelligence doing a little better than the others.
     IDC predicts 4.8% growth in the wider IT market in Germany in 2006. It expects packaged software sales to grow even more strongly, by 6.4%. It believes the increase in software application sales will be almost as strong, at 6.1%.

     IDC says the IT market in Central and Eastern Europe, which is about one-tenth the volume of the Western European market, is currently very buoyant. It expects IT spending in Central and Eastern Europe to grow 15.5% in 2006. This growth is being spearheaded by Russia, which has much ground to make up in the IT field. IDC believes that in 2006 IT sales will increase more than 20% in Russia.
     China and India are leading the way in the Asia-Pacific region, where annual growth in the upbeat IT market is currently in excess of 10%, according to IDC. In Japan, the IT business is also beginning to blossom again. IDC recently revised its projection for the growth of the Japanese market in 2006 from 1.4% to 2.1%.
     IDC warns of a slight risk regarding its projections for the months to come, in the form of a possible dip in confidence in the growth of the U.S. economy, the biggest single market for IT.
     IDC’s analysts believe the outlook for the IT industry in 2007 and 2008 is good, based on sustained global economic growth. They predict IT spending will grow worldwide by 6.8% in 2007 and 6.4% in 2008. IDC foresees approximately the global IT market growth levels reflected in Western Europe (7% in 2007; 6.6% in 2008), the United States (5.8%; 5.4%), and the Asia-Pacific region (6.1%; 5.5%). Modest growth is expected on the Japanese market (2.2%; 1.4%). On the other hand, it believes IT spending in Central and Eastern Europe will grow particularly strongly (13.3%, 14.0%).
     IDC expects the packaged software market, which is the relevant segment for SAP, to grow even more vigorously. The analysts predict packaged software sales will grow 7.9% in 2007 and 7.7% in 2008. They also expect the growth of the packaged software market to outperform the IT market in all regions of the world.
BUSINESS AT SAP
KEY FIGURES AT A GLANCE SAP GROUP
in € millions | unaudited

	Q3 2006	Q3 2005	Change	% Change

Software revenues	691	590	+ 101	+ 17
Revenues	2,245	2,014	+ 231	+ 11
Income before taxes	598	517	+ 81	+ 16
Net income	388	334	+ 54	+ 16
Headcount, in full-time equivalents (September 30)	38,468	35,022	+ 3,446	+ 10
SOFTWARE REVENUE BY REGION SAP GROUP
in € millions | unaudited

	Q3 2006	Q3 2005	Change	% Change

Total	691	590	+ 101	+ 17
– at constant currency rates				+ 20
EMEA	301	263	+ 38	+14
– at constant currency rates				+15
Asia-Pacific	98	81	+17	+ 22
– at constant currency rates				+ 28
Americas	292	246	+46	+ 19
– at constant currency rates				+ 23

Revenues Software revenues for the third quarter of 2006 were €691 million (2005: €590 million), representing an increase of 17% (20% at constant currencies) compared to the third quarter of 2005. Product revenues for the 2006 third quarter were €1.6 billion (2005: €1.4 billion), which is an increase of 13% (16% at constant currencies) compared to the same period in 2005. Total revenues were €2.2 billion for the third quarter of 2006 (2005: €2.0 billion), which represented an increase of 11% (14% at constant currencies) compared to the third quarter of 2005.
Regional performance The Company reported double digit growth rates in software revenues in each of its three regions for the third quarter of 2006. Software revenues in the Americas region grew 19% (23% at constant currencies to €292 million for the third quarter of 2006 with the U.S. reporting an increase of 15% (20% at constant currencies) to €228 million. In the EMEA (Europe, Middle East and Africa) region, software revenues increased 14% (15% at constant currencies) to €301 million with Germany reporting a 3% increase to €117 million for the third quarter of 2006. Software revenues in the Asia-Pacific region for the third quarter of 2006 increased 22% (28% at constant currencies) to €98 million, with Japan reporting a 51% increase (65% at constant currencies) to €39 million.
     In the third quarter of 2006, SAP demonstrated strong momentum, announcing major contracts in all key regions: Banco Bradesco S.A., Banesco, Governo Estado do Ceará, Servicios Nacional de Chocolates, State of Michigan, Tiffin Motorhomes, Inc. in the Americas; ABN AMRO, Belarus Bank, BMW, City of Nuremberg and Fujitsu Siemens Computers in EMEA; China National Offshore Oil Corp., Kyocera Mita Corporation and Wumart in Asia-Pacific.
     On July 26, 2006, SAP announced that the Pennsylvania Turnpike Commission (PTC) will deploy Duet software, the first product jointly developed and supported by industry leaders SAP and Microsoft, to drive new business efficiencies and further extend the value of its technology systems by enabling its employees to access SAP business data and processes via the familiar Microsoft Office environment.
     SAP launched the industry’s first community for business process experts. The objective of this Business Process Experts Community is to facilitate the exchange between IT and business processes.
     On August 15, 2006, SAP announced it has made an investment in Questra Corporation, a leader in intelligent device management (IDM). The announcement marks the first investment for SAP’s $125 million global SAP NetWeaver Fund and underscores SAP’s commitment to fuel the development of innovative solutions built on the SAP NetWeaver platform.
     Validating its strategy of organic growth combined with strategic, “tuck-in” acquisitions to add valuable software functionality that fulfills customer demands worldwide, SAP announced on September 28, 2006, that more than 300 installations of the SAP xApp Manufacturing Integration and Intelligence (SAP xMII) composite application are in place. The milestone is reached just one year following SAP’s 2005 acquisition of Lighthammer Software Development Corporation.
Income Operating income for the third quarter of 2006 was €583 million (2005: €517 million), which was an increase of 13% compared to the third quarter of 2005. Pro-forma operating income was €606 million (2005: €520 million) for the 2006 third quarter, representing an increase of 17% compared to the same period last year.
     The operating margin for the third quarter of 2006 was 26.0%, which was an increase of 0.3 percentage points compared to the third quarter of 2005. The pro-forma operating margin for the 2006 third quarter was 27.0%, which was an increase of 1.2 percentage points compared to the 2005 third quarter.
     Net income for the 2006 third quarter was €388 million (2005: €334 million), or €1.27 per share (2005: €1.08 per share), representing an increase of 16% compared to the third quarter of 2005. Third quarter 2006 pro-forma net income was €405 million (2005: €337 million), or pro-forma €1.32 earnings per share (2005: €1.09 per share), representing an increase of 20% compared to the third quarter of 2005.
Market position Based on software revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors1), which account for approximately $16.4 billion in software revenues as defined by the Company based on industry analyst research, continued to grow by 0.9 percentage points to 22.6% at the end of the third quarter of 2006. This represents more than twice the share of the next largest vendor.

1)	In previous quarters, worldwide peer group share was provided based on a peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. The Company believes that after the large amount of consolidation that has occurred among the larger companies in the software industry, the peer group has become too small to provide an adequate metric for the purpose of measuring growth of sales share. Therefore, the Company will now be providing share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $16.4 billion in software revenues as defined by the Company based on industry analyst research. For 2006, industry analysts project approximately 4% year-on-year growth for Core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 4% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 30) of Core Enterprise Applications vendors.

BUSINESS IN THE FIRST NINE MONTHS 2006
Revenues Software revenues increased 15% (15% at constant currencies) to €1.8 billion (2005: €1.6 billion) for the first nine months of 2006 compared to the same period last year. Product revenues increased to €4.4 billion (2005: €3.9 billion) for the first nine months of 2006, representing an increase of 13% (13% at constant currencies) compared to the first nine months of 2005. Total revenues were €6.5 billion (2005: €5.8 billion) for the 2006 first nine months, which was an increase of 13% (12% at constant currencies) compared to the same period last year.
Income Operating income for the first nine months of 2006 was €1.5 billion (2005: €1.4 billion), which was an increase of 13% compared to the same period last year. Pro forma operating income for the 2006 nine month period was €1.6 billion (2005: €1.4 billion), representing an increase of 16% compared to the 2005 nine month period.
     The operating margin for the first nine months of 2006 was 23.5%, which was flat compared to the 2005 nine month period. The pro-forma operating margin was 25.0% for the first nine months of 2006, which was an increase of 0.7 percentage points compared to the same period in 2005.
     Simultaneously, price pressure continued and the competitors use aggressive discounts to fight for market share.
     Net income for the first nine months of 2006 was €1.1 billion (2005: €877 million), or €3.53 per share (2005: €2.83 per share), representing an increase of 24% compared to the same period in 2005. Pro-forma net income for the 2006 nine month period was €1.2 billion (2005: €910 million), or pro-forma €3.75 per share (2005: €2.94 per share), representing an increase of 27% compared to the same period in 2005. Nine months 2006 net income, earnings per share, pro-forma net income and pro-forma earnings per share were positively impacted by approximately €30 million, or €0.10 per share, from a reduced second quarter effective tax rate of 25% mainly due to a settlement with the fiscal authorities on one specific item.
FINANCIAL POSITION
     Operating cash flow for the first nine months of 2006 was €1,267 million (2005: €1,084 million). Free cash flow for the nine months of 2006 was €1,034 million (2005: €901 million), which was 16% as a percentage of total revenues in 2006 (2005: 16%).
     The Company disposes of €2,205 million net cash at September 30, 2006 (September 30, 2005: €2,999 million).
     The total assets amounted €8,722 million at September 30, 2006 whereas this amount was € 9,063 million at December 31, 2005. The year-over-year decrease in liquid assets is primarily the result of an increase in share buybacks in 2006, expenditures on acquisitions and increased dividend payments.
RESEARCH AND DEVELOPMENT, PRODUCTS
     SAP’s success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again the Company’s trump card in 2006. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator.
     R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 19.1% to €922 million in the first nine months 2006 (Q3: €326 million) compared to €774 million of the first nine months 2005 (Q3: €256 million) despite the Company’s pursuit of operating margin improvement.
     Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) was 14.2% (2005: 13.4%).
     Measured in FTEs, the number of employees working in development teams rose in the first nine months 2006 to 11,657 (9M 2005: 9,810).
     SAP announced that it is evolving its product release road map for mySAP ERP. Moving forward, all new functional enhancements to mySAP ERP through 2010 will be made available as extensions to mySAP ERP 2005 in a series of optional enhancement packages.

     On September 29, 2006, SAP announced it has achieved Java Platform, Enterprise Edition (Java EE) 5 compatibility. Achieving compatibility means SAP customers and partners can develop robust Java applications on the SAP NetWeaver platform using the latest mature technology standards — simplifying and accelerating application development projects.
     On September 26, 2006, SAP announced the availability of the third wave of SAP CRM on-demand solutions, successfully meeting its quarterly product road map laid out in February of this year. SAP also unveiled additional capabilities for the existing SAP CRM on-demand solutions.
     On September 20, 2006, Accenture and SAP announced a global agreement to co-develop a collaborative health network (CHN) solution, which is designed to help health-care organizations improve patient care by streamlining the way they access, integrate and share information.
     SAP unveiled SAP Enterprise Search, an application that allows information workers to easily locate and leverage critical business data from internal and external sources to save time and increase productivity. The application is available for developers to download today; commercial availability is planned for 2007.
     SAP announced the availability of SAP Discovery System software for enterprise SOA. With SAP Discovery System, developers and enterprise architects have a clear risk-free first step in experimenting with enterprise SOA.
     Furthering its ongoing commitment to compliance market, SAP announced on September 6, 2006, the expansion of its portfolio of solutions designed to help large and small enterprises manage governance, risk and compliance (GRC). SAP also announced a strategic relationship in North America with Cisco Systems, Inc. to enhance the effectiveness of SAP solutions for GRC through access and identity intelligence.
     On July 10, 2006, SAP announced that it will introduce new e-commerce and web-based capabilities to SAP Business One. The new capabilities enable companies to set up online stores easily and to deploy customer relationship management (CRM) software quickly and simply via the Internet, extending the reach and accessibility of SAP Business One to a new set of users.
EMPLOYEES
     As of September 30, 2006, the number of employees increased by 2,595 to 38,468 compared to December 31, 2005 (725 compared to June 30, 2006). 14,061 employees worked in Germany and 24,407 in other countries.
     In the first nine months of 2006, SAP collected several honors, notably for excellence as an employer. SAP Andina y del Caribe (Venezuela), SAP Chile, SAP Deutschland (Germany), SAP India, and SAP Mexico all won Great Place to Work awards. SAP Labs India won the prize for Recruiting and Staffing Best in Class for using innovative best practices in workforce management and planning. Also, for the first time ever, SAP won a place in the compilation of the 100 World’s Most Respected Companies published by American financial weekly Barron’s, entering the standings at number 39. In its home state of Baden-Württemberg, Germany, SAP won third place in the economics ministry’s competition, Equal Opportunities at Work for Women and Men. Human resources marketing institute Trendence’s Graduate Barometer, the biggest and most influential survey of students in Germany, found that SAP was among the most popular employers in Germany overall, and the second most popular in the IT industry.
COMPANY STRUCTURE AND ORGANIZATION
     On May 17, 2006, SAP announced the creation of a new business unit to empower customers with end-to-end solutions for governance, risk management and compliance (GRC).
MARKET CAPITALIZATION AND SAP SHARE
     The SAP share closed on September 29, 2006 at €156.40 (XETRA). Thus, SAP’s market capitalization excluding treasury share reached approximately €50 billion at the end of the third quarter 2006. Since the beginning of the year, SAP’s stock increased 2.1% in value. The German DAX rose 11.0% during the first nine months; the Dow Jones EURO STOXX 50 increased 9.0% and Goldman Sachs Software Index 7.7% in value over the same period.

     In the first nine months of 2006, the Company bought back 5.81 million shares at an average price of €165.25 (total amount: €960 million). This compares to 2.75 million shares bought back in the first nine months of 2005. At September 30, 2006, treasury stock stood at 11.35 million shares at an average price of €139.89. SAP’s current share buy-back program allows the Company to purchase up to 30 million shares. Given the Company’s strong free cash flow generation, SAP plans to further evaluate opportunities to buy back shares in the future.
     The May 9, 2006, SAP AG Annual General Meeting of Shareholders voted by an overwhelming majority, 99.88%, to increase the Company’s subscribed capital using corporate funds (retained earnings and APIC). However, some shareholders have filed challenges to the resolutions of the meeting with the Heidelberg, Germany, district court. That means the increase cannot yet be registered with the Mannheim municipal court, which in turn is holding up the issue of the bonus shares to SAP AG shareholders. The timing of the subscribed capital increase now depends on the progress of the proceedings in court. To expedite the proceedings, SAP applied to the district court for interim release so that it could implement the increase in subscribed capital while the challenges are still before the court.
     On September 20, 2006, the Heidelberg district court granted the requested interim release. That interim release decision was immediately appealed by one of the plaintiff shareholders, so the subscribed capital increase is blocked until the Karlsruhe regional appellate court hears the appeal on the interim release.
     On October 12, 2006, the Heidelberg district court, a court of first instance, rejected the plaintiff shareholders’ main actions for avoidance of resolutions of the SAP AG 2006 Annual General Meeting of Shareholders. In particular, the court declined to overturn the Shareholder Meeting’s resolution to increase the Company’s subscribed capital using corporate funds. The decision confirms the same court’s September 20, 2006, ruling on the interim release. The plaintiffs also have a month in which to appeal the judgment on the main actions.
     SAP will provide news on the court proceedings and will announce the expected timing of the bonus share issue as soon as it is in a position to do so.
EVENTS AFTER THE END OF THE QUARTER
     SAP is not aware of anything in the time from the end of the reporting period until the date of the release of this report so significant that it would lead to a different view of the Company’s assets, finances, or income than at the end of the third quarter 2006.
RISK FACTORS
     SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyse risks early and respond appropriately. Compared to 2005, risk factors did not change significantly and are described in detail on page 80 to 88 in the SAP Annual Report 2005.
BUSINESS OUTLOOK
     During the publication of the preliminary results of the third quarter and first nine months 2006, the Company also announced an update to its outlook for the full-year 2006.
•	The Company increased its expected full-year 2006 pro-forma earnings per share, which exclude stock-based compensation, acquisition-related charges and impairment-related charges. The Company now expects pro-forma earnings per share to be slightly above the previously communicated range of €5.80 to €6.00 per share.
•	The Company reaffirmed that it expects full-year 2006 product revenues to increase in a range of 13% — 15% compared to 2005. This growth rate is based on the Company’s expectation for full-year 2006 software revenue growth in a range of 15% — 17% compared to 2005. From today’s perspective, it appears less likely that product or software revenue growth will reach the upper end of the aforementioned ranges. As in 2005, the growth would be driven by the Americas and Asia-Pacific. In Germany, low single-digit revenue growth is likely. Consulting and training revenue would grow more slowly than product revenue.

•	The Company reaffirmed that it expects the full-year 2006 pro-forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.5 — 1.0 percentage points compared to 2005. From today’s perspective it appears less likely that the pro-forma operating margin increase will be at the upper end of the aforementioned range. As in previous years, the major portion of the planned investment is earmarked for new hires, who would be taken on as needed to meet the actual requirements of business. If the year unfolds as planned, some 3,500 FTEs would be added to the total headcount. The regional breakdown of headcount growth is planned to be like 2005. A significant proportion of the new jobs will be located in India and China, without reducing numbers in other locations. Some low double digit percentage of the increase would be new jobs in Germany, a country in which SAP continues to have faith as a place to do business.
•	The capital expenditures planned for 2006, which will be covered in full by operating cash flow, will mainly be on the completion of new office buildings at various locations. SAP plans to build liquid assets and reinforce its healthy financial situation.
This outlook assumes that:
•	The economy is stable.
•	The buying behavior of customers will conform to the usual seasonal pattern, with revenue at its strongest in the fourth quarter.
•	The outlook continues to be based on a U.S. Dollar to Euro exchange rate of $1.23 per €1.00.
•	SAP updated its outlook regarding the tax rate and now assumes that the effective group tax rate is 32.5% or slightly lower.
•	In 2006, SAP intends to continue seeking opportunities to step up stock repurchasing from the 2005 previous level. The outlook for pro-forma EPS is based on 307 million shares.

INTERIM FINANCIAL STATEMENTS (UNAUDITED)
CONSOLIDATED INCOME STATEMENTS SAP GROUP 3RD QUARTER
in € millions | condensed and unaudited

	Note	2006	2005	Change in %

Software revenue		691	590	17
Maintenance revenue		884	802	10
Product revenue		1,575	1,392	13
Consulting revenue		562	519	8
Training revenue		91	84	8
Service revenue		653	603	8
Other revenue		17	19	–11

Total revenue		2,245	2,014	11

Cost of product		– 267	–241	11
Cost of service		–498	–464	7
Research and development		–330	–254	30
Sales and marketing		–452	–430	5
General and administration		–112	–107	5
Other income/expense, net		–3	–1	200

Total operating expenses		–1,662	–1,497	11

Operating income		583	517	13
Other non-operating income/expense, net		–4	–11	–64
Financial income, net	(5)	19	11	73

Income before income taxes		598	517	16
Income taxes	(6)	–209	–182	15
Minority interest		–1	–1	0

Net income		388	334	16

Basic earnings per share (in €)	(7)	1.27	1.08	16
CONSOLIDATED INCOME STATEMENTS SAP GROUP NINE MONTHS ENDED SEPTEMBER 30
in € millions | condensed and unaudited

	Note	2006	2005	Change in %

Software revenue		1,840	1,600	15
Maintenance revenue		2,600	2,320	12
Product revenue		4,440	3,920	13
Consulting revenue		1,707	1,534	11
Training revenue		278	247	13
Service revenue		1,985	1,781	11
Other revenue		56	58	-3

Total revenue		6,481	5,759	13

Cost of product		– 802	– 698	15
Cost of service		– 1,516	– 1,386	9
Research and development		– 955	– 782	22
Sales and marketing		– 1,360	– 1,239	10
General and administration		– 331	– 308	7
Other income/expense, net		6	5	20

Total operating expenses		– 4,958	– 4,408	12

Operating income		1,523	1,351	13
Other non-operating income/expense, net		– 19	0	N/A
Financial income, net	(5)	76	3	N/A

Income before income taxes		1,580	1,354	17
Income taxes	(6)	– 494	– 475	4
Minority interest		– 2	– 2	0

Net income		1,084	877	24

Basic earnings per share (in €)	(7)	3.53	2.83	24

CONSOLIDATED BALANCE SHEETS SAP GROUP
in € millions | condensed and unaudited

	Note	09/30/2006	12/31/2005	Change in %

Assets
Intangible assets		1,273	766	66
Property, plant, and equipment		1,156	1,095	6
Financial assets		425	534	–20
Fixed assets		2,854	2,395	19

Accounts receivables		1,949	2,251	–13
Inventories and other assets		777	655	19
Liquid assets/Marketable securities		2,795	3,423	–18
Current assets		5,521	6,329	–13

Deferred taxes		232	251	– 8

Prepaid expenses		115	88	31

Total assets		8,722	9,063	– 4

Shareholders’ equity and liabilities
Shareholders’ equity	(8)	5,560	5,782	– 4
Minority interest		9	8	13
Reserves and accrued liabilities		1,784	2,023	–12
Other liabilities		678	846	–20
Deferred income		691	404	71

Total shareholders’ equity and liabilities		8,722	9,063	– 4

Days sales outstanding		69	68

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30
in € millions | condensed and unaudited

					Accumulated other comprehensive income/loss
										Currency
									Unrea-	effects
	Number					Unrealized			lized	from inter-
	of shares					gains/	Additional	Unrealized	gains/	company
	issued and		Additional		Currency	losses on	minimum	gains/losses	losses on	long-term
	outstanding	Subscribed	paid-in	Retained	translation	marketable	pension	on cash flow	STAR	investment	Treasury
	(in millions)	capital	capital	earnings	adjustment	securities	liability	hedges	hedges	transactions	stock	Total
January 1, 2005	316	316	322	4,830	–322	8	–11	13	9	–2	–569	4,594
Net income				877								877
Change in Other comprehensive income/loss, net of tax					106	4	0	–27	36	37		156
Total Comprehensive income												1,033
Stock-based compensation			–32									–32
Dividends				–340								–340
Treasury stock transactions			32								–162	–159
Convertible bonds and stock options exercised	0	0	34									–34
Other			–2									–2

September 30, 2005	316	316	354	5,367	–216	12	–11	–14	45	35	–760	5,128

January 1, 2006	316	316	373	5,986	–202	11	–10	–9	51	41	–775	5,782
Net income				1,084								1,084
Change in Other comprehensive income/loss, net of tax					–106	–8	0	16	–38	–7		–143
Total Comprehensive income												941
Stock-based compensation			5									5
Dividends				–447								–447
Treasury stock transactions			42								–812	–770
Convertible bonds and stock options exercised	1	1	44									45
Other			3	1								4

September 30, 2006	317	317	467	6,624	– 308	3	– 10	7	13	34	–1,587	5,560

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP FOR THE NINE MONTHS ENDED SEPTEMBER 30
in € millions | condensed and unaudited

	2006	2005
Net income	1,084	877
Minority interest	2	2
Income before minority interest	1,086	879

Depreciation and amortization	158	155
Gains on disposal of property, plant, and equipment and equity securities	– 3	– 4
Write- ups/downs of financial assets, net	– 1	3
Impacts of STAR hedging	– 62	27
Stock- based compensation including income tax benefits	61	30
Change in accounts receivables and other assets	199	78
Change in reserves and liabilities	– 374	– 338
Change in deferred taxes	– 52	3
Change in other assets	– 26	– 45
Change in deferred income	281	296

Net cash provided by operating activities	1,267	1,084

Acquisition of minorities in subsidiaries	0	– 28
Other acquisitions, net cash and cash equivalents acquired	– 497	– 71
Purchase of intangible assets and property, plant, and equipment	– 233	– 183
Purchase of financial assets	– 279	– 436
Proceeds from disposal of fixed assets	39	19
Purchase/sale of marketable securities	– 47	– 126
Change in liquid assets (maturities exceeding 3 months)	944	938

Net cash used in investing activities	– 73	113

Dividends paid	– 447	– 340
Purchase of treasury stock	– 971	– 376
Proceeds from reissuance of treasury stock	146	153
Proceeds from issuance of common stock (stock- based compensation)	44	34
Proceeds/repayment of short- term and long- term debt	– 1	0
Proceeds from the exercise of equity- based derivatives (STAR hedge)	57	39
Acquisition of equity- based derivatives (STAR hedge)	– 53	– 47

Net cash used financing activities	– 1,225	– 537

Effect of foreign exchange rates on cash	– 33	80

Net change in cash and cash equivalents	– 64	740

Cash and cash equivalents at the beginning of the period	2,064	1,506
Cash and cash equivalents at the end of the period	2,000	2,246

NOTES TO THE INTERIM FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) General The condensed consolidated financial statements of SAP AG, together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise condensed income statements, condensed balance sheets, condensed cash flow statements and condensed statements of changes in shareholder’s equity.
     Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed financial statements should be read in conjunction with SAP’s audited consolidated financial statements and notes thereto as per December 31, 2005, which are included in SAP’s Annual Report and in SAP’s Annual Report on Form 20-F for 2005.
(2) Scope of Consolidation The following table summarizes the change in the number of legal entities included in the consolidated financial statements:
Number of legal entities consolidated in the financial statements

	German	Foreign	Total
12/31/2005	17	86	103
Additions	3	12	15
Disposals	—	6	6
06/30/2006	20	92	112
Additions	1	—	1
Disposals	—	—	—
09/30/2006	21	92	113
     As of September 30, three companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.
     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.
(3) Significant Accounting Policies The interim financial statements were prepared in accordance with the same accounting policies as those applied in the consolidated financial statements as per December 31, 2005, outlined in detail in the notes to those financial statements, except for our adoption of SFAS 123 (revised 2004), “Share-Based Payment”, as discussed in Note (5). For further information, refer to the SAP’s Annual Report on Form 20-F for 2005 filed with the SEC.
(4) Acquisitions On May 12, 2006, SAP had acquired Virsa Systems, Inc., a privately-held leading supplier of cross-enterprise compliance solutions.
     SAP also acquired three other software companies during the nine months ended September 30, 2006. SAP has consolidated the results of all acquired companies since their respective acquisition dates. None of the companies acquired in 2006 are individually material to SAP. The aggregate purchase price for all 2006 purchase business combinations was paid in cash and amounted to €497 million, net of cash received. This amount includes about €12 million purchase price payments resulting from earn-out and milestone agreements related to acquisitions closed before the current fiscal year. The aggregate purchase price for acquisitions executed in the first nine months of 2006 may increase by up to €6 million if certain earn-out milestones are achieved by the acquired companies. SAP allocated the aggregate purchase price for all 2006 purchase business combinations to the assets acquired and liabilities assumed based upon preliminary estimates of fair values. SAP expects to finalize its fair value estimates and complete the purchase price allocations during the second half of 2006.
B. NOTES TO CONDENSED CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS
(5) Financial income
in € millions | unaudited

	Q3	01/01/ -	Q3	01/01/-
	2006	09/30/2006	2005	9/30/2005
Financial income, net	19	76	11	3
– thereof impairment-related charges	– 1	– 1	– 1	– 3
(6) Income taxes
in € millions | unaudited

	Q3	01/01/ -	Q3	01/01/
	2006	09/30/2006	2005	9/30/2005
Income before income taxes	598	1,580	517	1,354
Income taxes	209	494	182	475
Effective tax rate (in %)	35%	31%	35%	35%

(7) Earnings per share

	Q3	01/01/-	Q32)	01/01/-2)
	2006	09/30/2006	2005	09/30/2005
Net income (in € millions)	388	1,084	334	877
Weighted average number of shares – basic (in thousands)	305,427	307,144	309,792	309,791
Earnings per share – basic in €	1.27	3.53	1.08	2.83
Earnings per share – diluted in €	1.27	3.51	1.07	2.82
(8) Shareholders’ Equity
Subscribed Capital At September 30, 2006, SAP AG had 316,834,067 no-par ordinary shares issued with a calculated nominal value of €1 per share.
     In the first nine months of the year the number of ordinary shares increased by 376,246 (Q3: 9,552), representing €376,246 (Q3: €9,552) resulting from the exercise of awards granted under certain stock-based compensation programs.
Treasury Stock As of September 30, 2006, SAP had acquired 11,345 thousand of its own shares, representing € 11,345 thousand or 3.58% of capital stock. In the first nine months of the year 2006 5,857 thousand (Q3: 150 thousand) shares were acquired under the buyback program at an average price of approximately €165.26 (Q3: €147.18) per share and 1,190 thousand (Q3:113 thousand) shares were distributed at an average price of approximately €120.36(Q3: €89.50) per share. The acquired shares represent € 5,857 thousand or 1.85% (Q3: €150 thousand or 0.05%) of capital stock. The distributed shares represent € 1,190 thousand or 0.38% (Q3: €113 thousand or 0.04%) of capital stock. All shares have been distributed to employees in conjunction with stock-based compensation programs or discounted stock purchase programs. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.
(9) Stock-based compensation On January 1, 2006, SAP adopted SFAS 123R, using a modified version of prospective application.
     The cumulative effect from the adoption of SFAS 123R including the remeasurement from intrinsic value to fair value of liability classified awards (STAR 2003, STAR 2004, STAR 2005) is immaterial, due to the fact that the difference between the intrinsic values and the fair values of the STARs outstanding as of December 31, 2005, was immaterial.
     The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black- Scholes option-pricing model. The fair value of the Company’s stock-based awards granted in the first quarter of 2006 under SAP SOP 2002 amounts to €26.47 per option and was calculated using the following assumptions:

Expected life (in years)	3.5
Risk free interest rate	3.10%
Expected volatility	24%
Expected dividends	0.86%
     The stock-based compensation included in the determination of net income for the first nine months of the period ended September 30, 2005, and for the third quarter of 2005 deviates from the amount that would have been recognized if the fair value based method had been applied to all awards granted since the original date of SFAS 123, “Accounting for Stock-Based Compensation”.
     The following table illustrates the effect on net income and earnings per share for the nine months period ended September 30, 2005, as if the fair value method of SFAS 123 had been applied to all granted awards.

Net income	Q3	01/01/
in € millions	2005	09/30/2005
As reported	334	877
Add/Minus: Expense for stock-based compensation, net of tax according to APB 25 3)	– 4	16
Minus: Expense for stock-based compensation, net of tax according to SFAS 123	28	110
Pro-forma	302	783

Earnings per share in €
Basic – as reported	1.08	2.83
Diluted – as reported	1.07	2.83
Basic – pro-forma	0.97	2.53
Diluted – pro-forma	0.97	2.53
C. ADDITIONAL INFORMATION
(10) Litigation and Claims In April 2005, U.S.-based ePlus, Inc. (ePlus), instituted legal proceedings in the United States against SAP. ePlus alleges that certain SAP products, methods, and services infringe three U.S. patents owned by ePlus. In its complaint, ePlus seeks unspecified monetary damages, permanent injunctive relief, and up to treble damages for alleged willful infringement. The trial, which was held in March/April of 2006, resulted in a mistrial due to a hung jury. The case was submitted to the Court for a decision in August 2006. Subsequently, SAP and ePlus participated in Court-mediated settlement discussions.

2)	Due to the changed rules for accounting for stock-based compensation prior year’s figures are not comparable to this year’s figures (see note (9) for further explanations).

3)	Expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions are not included.

     In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleges that SAP’s supply chain management products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP’s answer to the complaint is due on December 4, 2006.
     In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of three patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief.
     While the ultimate outcome of these cases cannot be determined presently with certainty, SAP is vigorously defending against the claims, and believes that these actions are not likely to have a material effect on its business, financial position, results of operations, or cash flows. As of September 30, 2006, no material amount has been accrued for these matters as a material loss is not probable or estimable. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have such a material adverse effect on SAP’s business, financial position, results of operations, or cash flows.
     In August 2005, U.S.-based AMC Technology, Inc., instituted legal proceedings in the United States against SAP. AMC alleges that SAP breached an agreement with AMC, and that certain SAP technology infringed AMC’s copyright and improperly included AMC technology. AMC’s complaint seeks unspecified monetary damages and injunctive relief. SAP and AMC Technology, Inc., have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
     In May 2006, U.S.-based Triton IP, LLC, instituted legal proceedings in the United States against multiple defendants including SAP, Microsoft and Oracle. Triton IP alleges that certain SAP products infringe a U.S. patent owned by Triton IP. In its complaint, Triton IP seeks unspecified monetary damages and permanent injunctive relief. SAP filed its answer to the complaint on August 7, 2006. SAP and Triton IP have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
     SAP is also subject to a variety of other claims and suits that arise from time to time in the ordinary course of SAP’s business. SAP currently believes that resolving these claims, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, results of operations, or cash flows. However, these matters are subject to inherent uncertainties and SAP’s view of these matters may change in the future.
(11) Segment Information For information on the basis of SAP’s segment reporting and for information on SAP’s operating segments refer to SAP’s consolidated financial statements as per December 31, 2005.
     The segment information for the periods presented is as follows:
Q3 2006

in € millions	Product	Consulting	Training	Total
External revenue	1,586	550	104	2,240
Segment expenses	–634	–408	–66	–1,108
Segment contribution	952	142	38	1,132
Segment profitability	60.0%	25.8%	36.5%
Q3 2005

in € millions	Product	Consulting	Training	Total
External revenue	1,416	502	93	2,011
Segment expenses	–606	–393	–60	–1,059
Segment contribution	810	109	33	952
Segment profitability	57.2%	21.7%	35.5%
01/01-09/30/2006

in € millions	Product	Consulting	Training	Total
External revenue	4,500	1,661	313	6,474
Segment expenses	–1,887	–1,257	–197	–3,341
Segment contribution	2,613	404	116	3,133
Segment profitability	58.1%	24.3%	37.1%
01/01-09/30/2005

in € millions	Product	Consulting	Training	Total
External revenue	3,994	1,487	272	5,753
Segment expenses	–1,709	–1,170	–178	–3,057
Segment contribution	2,285	317	94	2,696
Segment profitability	57.2%	21.3%	34.6%
     The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

in € millions	Q3	01/01/ -	Q3	01/01/-
	2006	09/30/2006	2005	09/30/2005
Total revenue for reportable segments	2,240	6,474	2,011	5,753
Other external revenues	5	7	3	6

	2,245	6,481	2,014	5,759

     The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

in € millions	Q3	01/01-	Q3	01/01-
	2006	09/30/2006	2005	09/30/2005
Total contribution for reportable segments	1,132	3,133	952	2,696
Contribution from activities outside the reportable segments	–526	–1,512	–432	–1,299
Stock-based compensation expenses	–14	–64	6	–23
Acquisition-related charges	–9	–34	–9	–23
Other differences	0	0	0	0
Operating income	583	1,523	517	1,351
Other non-operating income/expenses, net	–4	–19	–11	0
Finance income, net	19	76	11	3

Income before income taxes	598	1,580	517	1,354
Geographic information The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconcile to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.
Income before income tax

in € millions	Q3	01/01-	Q3	01/01-
	2006	09/30/2006	2005	09/30/2005
Germany	319	1,399	311	1,372
Rest of EMEA4)	113	288	67	193
Total EMEA	432	1,687	378	1,565
United States	157	309	89	214
Rest of Americas	6	48	8	46
Total Americas	163	357	97	260
Japan	17	35	2	21
Rest of Asia-Pacific	36	115	37	85
Total Asia-Pacific	53	150	39	106

	648	2,194	514	1,931
Revenue by sales destination

in € millions	Q3	01/01-	Q3	01/01-
	2006	09/30/2006	2005	09/30/2005
Germany	451	1,281	425	1,227
Rest of EMEA4)	672	1,983	594	1,803
Total EMEA	1,123	3,264	1,019	3,030
United States	658	1,892	596	1,624
Rest of Americas	190	540	156	406
Total Americas	848	2,432	752	2,030
Japan	112	304	97	283
Rest of Asia-Pacific	162	481	146	416
Total Asia-Pacific	274	785	243	699

	2,245	6,481	2,014	5,759
Employees
in full-time equivalents

	09/30/2006	09/30/2005
Germany	14,061	13,757
Rest of EMEA 4)	8,036	7,682
Total EMEA	22,097	21,439
United States	6,742	5,873
Rest of Americas	2,158	1,744
Total Americas	8,900	7,617
Japan	1,248	1,283
Rest of Asia-Pacific	6,223	4,683
Total Asia-Pacific	7,471	5,966

	38,468	35,022
     The following table presents an allocation of employees to business areas. In an effort to better align headcount reporting with the expense line items of the Company’s consolidated income statement and to improve transparency in headcount reporting, SAP changed its headcount reporting structure both internally and externally. This change did not affect the total headcount numbers, but only the headcount data within the reported headcount line items. Through December 31, 2005, SAP had previously grouped headcount data by business areas/functional expertise for both internal and external reporting purposes. As explained above, effective January 1, 2006, SAP revised its reporting approach.
EMPLOYEES BY BUSINESS AREAS
in full-time equivalents

			Absolute
	09/30/2006	06/30/2006	change
Research and Development	11,657	11,228	429
Service	11,296	11,331	–35
Product	5,119	4,907	212
Sales and Marketing	6,957	6,890	67
General and Administration	2,332	2,278	54
Infrastructure	1,107	1,109	–2

SAP Group	38,468	37,743	725

4)	Europe/Middle East/Africa

ADDITIONAL INFORMATION
FINANCIAL CALENDAR
2007
January 24
Full year 2006, Preliminary Earnings Release, analyst conference, Frankfurt
April 20
First quarter 2007, Preliminary Earnings Release, telephone conference
May 10
Annual General Shareholder Meeting, Mannheim
July 19
Second quarter 2007, Preliminary Earnings Release, analyst conference
SAP offers additional services and resources at our investor relations site, www.sap.com/ investor, to help investors learn more about SAP stock — including, for example, our e-mail newsletter and text message services.
From our investor relations site you can also access SAP’s annual report for 2005 online or download the PDF version. If you would like to order a printed copy of the annual report or subscribe to SAP INVESTOR magazine, you can do so on our site or by e-mail to investor@sap.com. If you prefer to order by phone or fax, you can reach us at the following investor services numbers:
Europe, Asia-Pacific, Africa
Telephone +49 6227 767336
Telefax +49 6227 740805
Americas
Telephone +1 877 727 7862
Telefax +1 212 653 9602
ADDRESSES
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Telephone +49 6227 7-47474
Telefax +49 6227 7-57575
Internet www.sap.com
E-Mail info@sap.com
All international subsidiaries and sales partners are listed at
www.sap.com under “Contact us”.
INFORMATION ABOUT CONTENT:

Investor Relations:
Telephone +49 6227 7-67336
Telefax +49 6227 7-40805
E-Mail investor@sap.com
Press:
Telephone +49 6227 7-46311
Telefax +49 6227 7-46331
E-Mail press@sap.com
IMPRINT
OVERALL RESPONSIBILITY:
SAP AG
Investor Relations
DESIGN AND PRODUCTION:
Hensel Kommunikation GmbH
Weinheim, Germany